SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Agria Corporation

(Name of Issuer)
Ordinary Shares, par value $0.0000001 per share

(Title of Class of Securities)
G41088 108

(CUSIP Number)
Steptoe & Johnson LLP
c/o Kevin Olson
201 E. Washington St. Suite 1600
Phoenix, AZ 85004
(602) 257-5275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
July 10, 2008

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G41088 108	13D	Page	1	of	Pages

1	NAMES OF REPORTING PERSONS Zhixin Xue

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		21,943,040

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,943,040

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,943,040

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	17.36%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
Item 1. Security and Issuer
     This schedule 13D relates to the ordinary shares, $0.0000001 per share par value (“Ordinary Shares”), of Agria Corporation (“Agria”). The address of the principal executive offices of Agria is:
Room 706, 7/F, Huantai Building
No. 12A, South Street Zhongguancun
Haidian District, Beijing 100081
People’s Republic of China
Item 2. Identity and Background
(a) Zhixin Xue
(b) Mr. Xue’s business address is:
Floor 25, Golden Port Hotel
No. 35 North Bing Zhou Road
Tai Yuan City, Shanxi Province 030012
People’s Republic of China.
(c) Mr. Xue is the President and authorized legal representative of Agria’s primary operating entity, Primalights III Agriculture Development Co., Ltd., a limited liability company established in China (“P3A”).
(d) None.
(e) None.
(f) Mr. Xue is a citizen of the People’s Republic of China.
Item 3. Source and Amount of Funds or Other Consideration.
     Brothers Capital Limited transferred 21,943,040 Ordinary Shares of Agria to Mr. Xue as consideration for Mr. Xue’s contributions to P3A, Mr. Xue’s assistance in aligning the interests of P3A and Agria, and Mr. Xue’s contribution to Agria of all Mr. Xue’s options to purchase stock in Agria.
Item 4. Purpose of the Transaction
     Brothers Capital Limited transferred 21,943,040 Ordinary Shares of Agria as part of a transaction with Mr. Xue and other members of P3A’s management. The transaction is intended to reward Mr. Xue and other members of P3A’s management for their contributions to P3A and to induce them to meet conditions established by the board of Agria for purposes of enhancing P3A’s corporate governance and aligning the interests of the key members of P3A’s management with the interests of the shareholders of Agria. As part of this transaction, the articles of association of P3A were amended.
Item 5. Interest in Securities of the Issuer.
     At the date of this filing, Mr. Xue beneficially owns 21,943,040 Ordinary Shares or 17.36% of Agria’s Ordinary Shares. Mr. Xue holds sole power to vote or dispose of such shares.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.
     a. Pursuant to an Acknowledgement and Waiver Agreement among Brothers Capital Limited, Mr. Xue, Guanglin Lai and Zhaohua Qian, dated May 27, 2008, Mr. Xue acknowledged and affirmed that contractual arrangements among P3A and its shareholders and a wholly-owned subsidiary of Agria remain valid, effective and binding following Brothers Capital Limited’s transfer of shares to Mr. Xue and other members of P3A’s management. Mr. Xue waived any claim he may have had against Brothers Capital Limited involving the transfer of any equity interest in Agria or the payment of any money.
     b. Mr. Xue and P3A are parties to an Employment Agreement, dated May 31, 2008, which sets forth the terms and conditions of Mr. Xue’s employment in his position as President of P3A.
     c. Pursuant to a Deed of Agreement among Mr. Xue, Mingshe Zhang, Yan Lv and Agria, dated May 31, 2008, Agria agreed to arrange for the payment of $8,990,000 to Mr. Xue and other members of P3A’s management and for the transfer of 27,808,000 shares of Ordinary Shares to the members of P3A (21,943,040 of which were transferred to Mr. Xue and are the subject of this Schedule 13D). All of the parties agreed to use their best efforts to integrate the management and accounting systems of Agria and P3A and to cause the amendment of the Articles of Association of P3A. Mr. Xue agreed that 10,971,520 of the Ordinary Shares transferred to him pursuant to this Deed of Agreement are subject to a two-year lock-up that began on May 6, 2008, such that Mr. Xue’s ability to dispose of such shares is restricted until May 5, 2010. The remaining 10,971,520 shares transferred to Mr. Xue pursuant to this Deed of Agreement are subject to a one-year lock-up that began on May 6, 2008 and extends until May 5, 2009. Mr. Xue also agreed to contribute to Agria all of his options to purchase stock in Agria
Item 7. Material to be Filed as Exhibits.
     a. Acknowledgement and Waiver Agreement among Brothers Capital Limited, Mr. Xue, Guanglin Lai and Zhaohua Qian (incorporated by reference to Exhibit 99.3 from Agria’s form 6-K (File No. 001-33766) filed with the Commission on June 3, 2008).
     b. Employment Agreement between P3A and Mr. Xue (incorporated by reference to Exhibit 99.4 from Agria’s form 6-K (File No. 001-33766) filed with the Commission on June 3, 2008).
     c. Deed of Agreement, among Mr. Xue, Mingshe Zhang, Yan Lv and Agria (incorporated by reference to Exhibit 99.5 from Agria’s form 6-K (File No. 001-33766) filed with the Commission on June 3, 2008).

SIGNATURE.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 17, 2008
/s/ Zhixin Xue
Zhixin Xue